UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________________________________
SCHEDULE 13G
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.  )*
______________________________________________
Diameter Credit Company
(Name of Issuer)
______________________________________________
Common Shares, $0.001 par value per share
(Title of Class of Securities)

N/A
(CUSIP Number)

September 30, 2024
(Date of Event Which Requires Filing of this Statement)
______________________________________________

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N/A	SCHEDULE 13G	Page 2 of 9 Pages

1.	NAMES OF REPORTING PERSONS ICONIQ Capital, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,028,257
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 1,028,257
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,028,257
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.4% (1)
12.	TYPE OF REPORTING PERSON IA, OO
(1)
The percent of class was calculated based on 16,167,157 shares of Common Stock outstanding as of September 30, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission (“SEC”) on November 7, 2024.

CUSIP No. N/A	SCHEDULE 13G	Page 3 of 9 Pages

1.	NAMES OF REPORTING PERSONS ICONIQ Capital Group, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,028,257
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 1,028,257
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,028,257
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.4% (1)
12.	TYPE OF REPORTING PERSON PN, HC
(1)
The percent of class was calculated based on 16,167,157 shares of Common Stock outstanding as of September 30, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, as filed with the SEC on November 7, 2024.

CUSIP No. N/A	SCHEDULE 13G	Page 4 of 9 Pages

1.	NAMES OF REPORTING PERSONS ICONIQ Capital Group GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,028,257
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 1,028,257
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,028,257
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.4% (1)
12.	TYPE OF REPORTING PERSON OO, HC
(1)
The percent of class was calculated based on 16,167,157 shares of Common Stock outstanding as of September 30, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, as filed with the SEC on November 7, 2024.

CUSIP No. N/A	SCHEDULE 13G	Page 5 of 9 Pages

1.	NAMES OF REPORTING PERSONS Divesh Makan
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,028,257
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 1,028,257
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,028,257
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.4% (1)
12.	TYPE OF REPORTING PERSON IN, HC
(1)
The percent of class was calculated based on 16,167,157 shares of Common Stock outstanding as of September 30, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, as filed with the SEC on November 7, 2024.

CUSIP No. N/A	SCHEDULE 13G	Page 6 of 9 Pages

Item 1.		Issuer
	(a)	Name of Issuer:
Diameter Credit Company (the “Issuer”)
	(b)	Address of Issuer’s Principal Executive Offices:
55 Hudson Yards, 29th Floor,
New York, NY 10001

Item 2.		Filing Person
	(a) - (c)	Name of Persons Filing; Address; Citizenship:
(i) ICONIQ Capital, LLC, a Delaware limited liability company (“ICONIQ Capital”), is the investment manager to BB Holdings BD LP (“Fund”).
(ii) ICONIQ Capital Group, L.P., a Delaware limited partnership (“ICONIQ Group”), is the sole member of ICONIQ Capital.
(iii) ICONIQ Capital Group GP, LLC, a Delaware limited liability company (“ICONIQ Group GP”), is the general partner of ICONIQ Group.
(iv) Divesh Makan, a citizen of the United States (“Makan”), is the sole member of ICONIQ Group GP (together with ICONIQ Capital, ICONIQ Group and ICONIQ Group GP, the “Reporting Persons”).
The address of the principal business office of each of the reporting persons is c/o ICONIQ Capital, 50 Beale Street, Suite 2300, San Francisco, CA 94105.
	(d)	Title of Class of Securities:
Common Shares, $0.001 par value per share (“Common Stock”)
	(e)	CUSIP Number:
N/A

Item 3.		If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
(a)		☐ Broker or dealer registered under Section 15 of the Act;

(b)		☐ Bank as defined in Section 3(a)(6) of the Act;

(c)		☐ Insurance company as defined in Section 3(a)(19) of the Act;

(d)		☐ Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)		☒ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)		☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)		☒ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)		☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)		☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)		☐ A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)		☐ Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. N/A	SCHEDULE 13G	Page 7 of 9 Pages

Item 4.	Ownership.
The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for each of the Reporting Persons is incorporated herein by reference.
(a) and (b)	Amount beneficially owned:
(i)	ICONIQ Capital may be deemed to beneficially own 1,028,257 shares of Common Stock, held by the Fund, which represents approximately 6.4% of the outstanding shares of Common Stock.
(ii)	ICONIQ Group may be deemed to beneficially own 1,028,257 shares of Common Stock, beneficially owned by ICONIQ Capital, which represents approximately 6.4% of the outstanding shares of Common Stock.
(iii)	ICONIQ Group GP may be deemed to beneficially own 1,028,257 shares of Common Stock, beneficially owned by ICONIQ Group, which represents approximately 6.4% of the outstanding shares of Common Stock.
(iv)	Makan may be deemed to beneficially own 1,028,257 shares of Common Stock, beneficially owned by ICONIQ Group GP, which represents approximately 6.4% of the outstanding shares of Common Stock.
(c)	Number of shares as to which such person has:

	Number of Common Stock
Reporting Person	(i)	(ii)	(iii)	(iv)

ICONIQ Capital	1,028,257	0	1,028,257	0
ICONIQ Group	1,028,257	0	1,028,257	0
ICONIQ Group GP	1,028,257	0	1,028,257	0
Mr. Makan	1,028,257	0	1,028,257	0

(i)		Sole power to vote or direct the vote
(ii)		Shared power to vote or to direct the vote
(iii)		Sole power to dispose or to direct the disposition of
(iv)		Shared power to dispose or to direct the disposition of
The percent of class was calculated based on 16,167,157 shares of Common Stock outstanding as of September 30, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, as filed with the SEC on November 7, 2024.

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
The Reporting Persons expressly disclaim membership in a “group” as used in Rule 13d-5(b)(1).

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certification.
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: November 13, 2024

ICONIQ Capital, LLC, a Delaware limited liability company

By:	ICONIQ Capital Group, LLC,
a Delaware limited liability company, its sole member

By:	ICONIQ Capital Group GP, LLC,
a Delaware limited liability company, its General Partner

By:	Divesh Makan
Title:	Authorized Person

/s/ Divesh Makan
Signature of Reporting Person

ICONIQ Capital Group, L.P., a Delaware limited partnership

By:	ICONIQ Capital Group GP, LLC,
a Delaware limited liability company, its General Partner

By:	Divesh Makan
Title:	Authorized Person

/s/ Divesh Makan
Signature of Reporting Person

ICONIQ Capital Group GP, LLC, a Delaware limited liability company

By:	Divesh Makan
Title:	Authorized Person

/s/ Divesh Makan
Signature of Reporting Person

Divesh Makan

/s/ Divesh Makan

EXHIBIT 99.1

JOINT FILING AGREEMENT

Each of the undersigned, pursuant to Rule 13d-1(k)(1) under the Act, hereby agrees and acknowledges that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of the Common Stock and the information required by this Schedule 13G, to which this Agreement is attached as an exhibit, is filed on behalf of them. The undersigned further agree that any further amendments or supplements thereto shall also be filed on behalf of each of them.
Dated: November 13, 2024

ICONIQ Capital, LLC, a Delaware limited liability company

By:	ICONIQ Capital Group, LLC,
a Delaware limited liability company, its sole member

By:	ICONIQ Capital Group GP, LLC,
a Delaware limited liability company, its General Partner

By:	Divesh Makan
Title:	Authorized Person

/s/ Divesh Makan
Signature of Reporting Person

ICONIQ Capital Group, L.P., a Delaware limited partnership

By:	ICONIQ Capital Group GP, LLC,
a Delaware limited liability company, its General Partner

By:	Divesh Makan
Title:	Authorized Person

/s/ Divesh Makan
Signature of Reporting Person

ICONIQ Capital Group GP, LLC, a Delaware limited liability company

By:	Divesh Makan
Title:	Authorized Person

/s/ Divesh Makan
Signature of Reporting Person

Divesh Makan

/s/ Divesh Makan